UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

July 2, 2020
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value (NAV) Per Share
On July 2, 2020, the Investment Committee of our Manager approved a NAV per share of our common shares of $9.58 as of June 30, 2020. The purchase price of our common shares will be adjusted to $10.00 per share, beginning on the date of this announcement (July 7, 2020) and will be effective until updated by us on September 30, 2020, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Investors will pay the most recent publicly announced offering price as of the date of their subscription.
NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2020. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
Two significant components driving the valuation process during the second quarter of 2020 were (a) a third-party real estate valuation of our investment in Southern Dairies and (b) a third-party valuation of our debt on Southern Dairies.
(a)Real Estate Valuation - We engaged a third-party appraisal firm to evaluate assumptions for Southern Dairies and determine its fair market value, which declined as a result of delays in lease timing and increases to both discount rate and exit cap rate. The valuation decreased from $36.3 million to $36.0 million1, which adversely impacted our NAV.
(b)Debt Valuation - Our loan on Southern Dairies bears interest at 30-day LIBOR plus 1.55%. We have entered into an interest rate swap that fixes the interest rate on $21.24 million1 of the loan at 2.683%.2, 3 A third-party valuation of the interest rate swap on our loan, based on market rates as of June 30, 2020, further reduced our NAV.
Incorporating all applicable components of our NAV resulted in a $0.44, or 4.4% decline per share compared to prior quarter. As described in our Offering Circular, our purchase price per share is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, our purchase price will be adjusted back to the initial offering price of $10.00 per share beginning on July 7, 2020.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of June 30, 2020, we had raised public offering proceeds of $2,364,260 and had issued 236,376 shares of our common shares in the public offering. In total, we have raised $7,865,260 in offering proceeds and issued 786,476 shares of our common shares through both the private placement and the public offering.
The public offering is expected to terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate the public offering at an earlier time.
Jamestown and Affiliate Investments
As of the date hereof, our sponsor had purchased 200,000 of our common shares at the initial per share price of $10.00, totaling $2 million, including 86,550 common shares purchased in a private placement. The sponsor co-investment represents 25.43% of the total outstanding common shares as of the date of this report. Another 29,700, or 3.78%, of our common shares are owned by directors and executive officers of our Manager through a private placement. In addition, all other Jamestown employees and affiliates’ employees collectively own 86,350, or 10.98%, of our common shares through both private placement and the public offering. In total, Jamestown, its employees, and its affiliates’ employees (“Jamestown and Affiliate Investments”) own 316,050, or 40.19% of our common shares, either by way of private placement or this current public offering.
Jamestown and Affiliate Investments are subject to the same terms as offered to the public (including, but not limited to, offering price and fee structure), which aligns the interests of our Manager and our investors.
1 Shown at 100% property level. Jamestown Invest 1 owns a 51% interest in the property.
2 Our total outstanding principal balance of debt of $21.567,242 (100% property level), or $10,999,293 at our 51% ownership share as of June 30, 2020. Acccordingly, our portfolio leverage ratio is 56.8% as of June 30, 2020 (calculated as our share of outstanding debt of $10,999,293 divided by our share of gross asset value of $19,370,804).
3 Of the total $21,567,242 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $327,242 bears floating rate interest at 30-day LIBOR plus 1.55%. Accordingly, the total weighted average interest rate was 2.67% based on rates as of June 30, 2020.

Asset Management Update - Southern Dairies @ Ponce City Market
Repositioning Updates
Painting & Wayfinding - The property underwent a full rebrand in Q2 2020, complete with a new color scheme, paint, signage and wayfinding across the campus. Murals were painted in several prominent locations across the property as well, including a prominent mural on the main avenue accessing the property (North Avenue). A sizable rooftop sign was erected on the property to provide additional character and visibility.
Parking Facilities - Installation of parking equipment was completed in Q2, which will be used to monitor and control the parking field and provide tenants with a more enjoyable experience. Previously, there was no enforceable parking program and no parking revenues were collected. Monthly parking fees will be included in new leases, which is in line with the market standard. The program will also provide opportunities for transient parking income from visitors accessing adjacent attractions such as Ponce City Market, Old Fourth Ward Park, and the Eastside Beltline Trail. We believe the paid parking program may provide meaningful NOI growth and value appreciation at the property.
Amenities - In addition to the new furniture installed in common spaces across the campus, tenants now have access to a state-of-the-art tenant services mobile application. The mobile app provides access to local retail and food promotions, free access to the Ponce City Market rooftop attraction, and shuttle service from the nearby public transit station, among other offerings.
Leasing Updates
The property is 88% leased with a weighted average remaining lease term of 2.4 years. We believe the repositioning improvements will bolster leasing objectives and enhance demand for the asset over our hold period.
In the first half of 2020, we signed two new leases and one short-term extension, each at economics above budget. We are actively marketing the existing and near-term vacancies and have seen continued interest from prospects in Q2 despite the pressures of the pandemic, which have impacted new lease signings nationally. To facilitate this leasing activity, we recently repurposed an approximately 5,000 sf space (formerly built for restaurant use) as creative office space due to the compelling and collaborative office environment on-site.
Recent Events
Of the current nine tenants at the property, all but one are current with rent as of June, with collections at 97%. We have worked closely with tenants impacted by the COVID-19 pandemic to understand their needs and, accordingly, structured rent deferrals to two tenants to later in their respective lease terms. We are assisting all tenants in re-opening procedures over the next few weeks and have implemented safety measures such as additional cleaning, signage, and security protocols throughout the premises.

Offering Updates and Enhancements
Self-Directed IRA Investments
We are pleased to announce that we are now taking investments through a third-party self-directed IRA custodian, AltoIRA.
AltoIRA supports investments in non-publicly traded opportunities, like those offered through Jamestown Invest, and we believe their service provides efficiencies for our investors through their advanced technology platform and transparent fee schedule.
The minimum investment through self-directed retirement accounts is $5,000 in common shares in this offering at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering, as disclosed previously.
For more information on how to invest through a self-directed IRA, please visit pages.jamestowninvest.com/ira.
Real Estate 360 Blog
We are excited to announce the launch of Real Estate 360: Jamestown's Real Estate Investment Educational Resource.
Whether you are a seasoned investor or brand new to digital real estate investment platforms, Real Estate 360 is a useful knowledge base for investors at any level. We look forward to bringing you easily digestible articles on terms, concepts, and other need-to-know topics for commercial real estate investors, informed by our knowledgeable real estate professionals and Jamestown's 37 year market experience.
Visit us at pages.jamestowninvest.com/real-estate-360.
REIT Qualification
As stated as a goal in our offering circular, we have elected and qualified to be taxed as a Real Estate Investment Trust (REIT) for federal income tax purposes commencing with our first taxable year of operations ended December 31, 2019. REIT status enables us to potentially enhance our investor's return on capital in two ways:
1.As a REIT, Jamestown Invest 1 is now generally exempt from corporate taxation at both the federal and state level. This means potentially more net cash flow available for distribution to investors.
2.As a REIT, ordinary dividends from Jamestown Invest 1 generally qualify for a 20% income tax deduction for some of our investors,4 which we expect will potentially enhance investor's after-tax return on capital.
4 Note: not all investors qualify for tax advantages (for example, investors that do not pay taxes or invest with certain self-directed IRAs). For more information, including how this information could change if the Fund's REIT status is not maintained, you may review the Offering Circular. Consult your tax advisor for more information.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	July 7, 2020

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated November 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 27, 2019 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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